4:56 PM
08/25/21
Accrual Basis

Oso Pequeno LLC
Balance Sheet
As of December 31, 2019

		Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings		
10000 · WF Oso Pequeno 2074		36,769.92
10990 · Square Clearing		-2,959.75
Total Checking/Savings		33,810.17
Total Current Assets		33,810.17
Fixed Assets		
15400 · Leasehold Improvements		2,000.00
Total Fixed Assets		2,000.00
TOTAL ASSETS		**35,810.17**
LIABILITIES & EQUITY		
Equity		
31100 · Seth Stowaway		
23800 · Note Payable S.Stowaway	100.00	
Total 31100 · Seth Stowaway		100.00
31300 · Marry M Miner		
31310 · Contributions MM	50,000.00	
Total 31300 · Marry M Miner		50,000.00
Net Income		-14,289.83
Total Equity		35,810.17
TOTAL LIABILITIES & EQUITY		**35,810.17**